Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

1.	What was announced today?

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Li-Cycle entered into a business combination agreement with Peridot Acquisition Corp. (Peridot), commencing a process that will result upon closing of the business combination in the combined company becoming a public company in the U.S. listed on the New York Stock Exchange (NYSE) under the ticker symbol “LICY.”

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We expect the combination with Peridot to further bolster our position as the largest battery recycler in North America and facilitate our global expansion by funding and accelerating the company’s growth strategy.

2.	Why did Li-Cycle decide to go this route?

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By combining with Peridot to become a public company, we immediately elevate the opportunities and resources available to us as we continue to leverage our proven Spoke & Hub technologies to provide the world with an efficient and sustainable process of recovering critical, finite materials from batteries.

3.	Who is Peridot?

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Peridot Acquisition Corp. is a New York Stock Exchange-listed SPAC whose sole purpose is to identify, acquire and maximize the value of companies that focus on environmentally sound infrastructure, industrial application and disruptive technologies that enhance resilience to climate change, such as Li-Cycle.

•	The Peridot team has significant public company board experience and sophisticated anchor investors.

4.	Why did you choose to work with Peridot?

•	Li-Cycle and Peridot share a commitment to creating a purpose-driven business that both combats climate change and makes money while doing so.

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The alignment, resources and commitment between Li-Cycle and Peridot will enable us to fulfill our mission – to leverage our revolutionary Spoke & Hub technologies to address an emerging and global challenge resulting from the acceleration in electric vehicles and energy storage.

5.	Why did Peridot identify Li-Cycle as an opportunity?

•	Peridot appreciated that Li-Cycle was motivated not only by a desire to build a large, highly profitable and enduring business, but also by a desire to battle climate change.

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Peridot recognized the opportunity stemming from the lack of sustainable resource recovery methods from lithium-ion batteries across the globe - and valued how Li-Cycle is a scalable, sustainable and safe battery resource recovery solution especially in comparison to the alternative solutions currently available.

•	The Peridot team is excited to combine with Li-Cycle, a company that is the largest battery recycler in North America and a company that they know to be well-equipped to expand globally.

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Additionally, Peridot understands the massive electrification ramp that is occurring and how lithium-ion recycling is an imperative solution with the accelerated demands of batteries as the world transitions into an electric future.

6.	What are the terms of the business combination?

•	The business combination values Li-Cycle at an implied $1.67 billion pro forma equity value.

•	Li-Cycle will raise proceeds of $615 million through the business combination, including a $315 million fully committed PIPE investment from institutional investors.

7.	Did you consider an IPO?

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Li-Cycle has evaluated many opportunities to support the company’s growth and execute on our vision to deliver value while saving the planet. This approach to entering the public markets made the most sense strategically for Li-Cycle, as we continue to aggressively expand our presence in North America and enter additional global markets.

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After close evaluation, the opportunity to partner with Peridot to take Li-Cycle public made the most sense to quickly take the company to the next chapter of growth and better position the business to lead the market moving forward.

8.	When is the deal expected to close / when will Li-Cycle become public?

•	The proposed transaction is expected to close in the second quarter of 2021.

9.	What does this mean for me as an employee of Li-Cycle?

•	We will continue to operate under the Li-Cycle name and there will otherwise be no meaningful changes to the team or how we do business.

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As we enter this new chapter, however, there are some rules we must all follow: there will be new reporting requirements for the combined company, some restrictions on financial trading for certain “insiders”, including employees, and the Securities and Exchange Committee (SEC) has strict guidelines governing external communications.

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To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, we have designated certain spokespersons for Li-Cycle who can speak to the proposed transaction on behalf of the company and we ask that you please avoid making any statements publicly or privately to any third party.

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Accordingly, you must refrain from making statements about our company or our performance in open forums (e.g., online, to friends, on Facebook, Twitter, LinkedIn, via email, to existing or prospective customers, etc.). This means you cannot share or promote anything other than what Li-Cycle has put out on our official Li-Cycle channels. So, you can share the LinkedIn update and Tweet from Li-Cycle’s page, but not any third-party statements orotherwise about the transaction. For further guidance and instruction on the rules governing social media communications, please see the social media guidelines attached.

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If someone – especially a member of the press – asks you about Li-Cycle plans to go public or its company fundamentals, the best response is something polite like, “We’re really proud and excited, but it’s business as usual at Li-Cycle.” If pushed further, you should offer to connect the inquirer with the appropriate team members.

•	For any inquiries from press or otherwise, please forward details of the inquiry to the team at media@li-cycle.com, who can help handle such requests appropriately during this sensitive time.

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Additionally, if you have any plans to participate in a public event, policy forum, conference, regulatory intervention, or anything else of that nature, please check in with us at media@li-cycle.com so that we can make sure you are aware of any updated restrictions or guidance and we can comply with any related filing requirements or otherwise.

•	As soon as you receive any new speaking requests, please share them with us at media@li-cycle.com.

10.	How does this benefit me as an employee of Li-Cycle?

•	We believe entering the public markets will significantly help us execute our global growth strategy.

•	Going public unlocks new opportunities and resources that will accelerate our growth in North America and expand into additional global markets.

•	We hope our employees will take pride in our collective efforts to become the global leader in sustainable lithium-ion battery recycling.

11.	Can I buy stock in the company?

•	Once Li-Cycle is publicly traded, you will be able to purchase Li-Cycle stock on the open market.

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Please know, however, that certain Li-Cycle employees will be subject to “blackout” periods, during which company stock cannot be bought or sold (typically for several weeks prior to and until a day or two after our quarterly earnings have been announced), and no purchases or sales of company stock by an employee will be permitted at any time when an employee otherwise has “material nonpublic information” regarding Li-Cycle.

Additional Information and Where to Find It

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) will prepare and file with the SEC a registration statement on Form F-4 that will include a document that will serve as both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Li-Cycle, Peridot and Newco will prepare and file the Proxy Statement/Prospectus with the SEC and Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS

FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of Peridot is contained in Peridot’s final prospectus for its initial public offering, filed with the SEC on September 24, 2020 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

Caution Concerning Forward-Looking Statements

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.